Exhibit 99.1

Grupo Televisa, S.A.B. and subsidiaries

Unaudited Pro Forma Revised Condensed Consolidated Financial Information for the Years Ended December 31, 2021, 2020 and 2019

On January 31, 2022, Grupo Televisa, S.A.B. (together with its subsidiaries, the “Group”) and Univision Holdings, Inc. (“UH II”), announced the consummation of a transaction with UH II, and other related parties, pursuant to which, among other things, the Group disposed of its Content business (other than certain assets relating to its news business, real estate and Mexican over-the-air broadcast concessions) to UH II (the “TelevisaUnivision Transaction”).

In consideration for the disposed of its Content business, the Group received approximately U.S.$4.5 billion in a combination of cash (U.S.$3.0 billion) and U.S.$1.5 billion of common and preferred shares of TelevisaUnivision, Inc. (“TelevisaUnivision,” formerly known as UH II) excluding closing consideration adjustments. As a result of the TelevisaUnivision Transaction, the Group owns an approximately 45% equity interest in TelevisaUnivision on an as-converted basis (excluding unvested and/or unsettled stock, restricted stock units and options). The Group’s investment in TelevisaUnivision is currently held in the form of shares of common stock and convertible preferred stock. The value of the common stock and preferred stock of TelevisaUnivision, neither of which are publicly traded, will fluctuate and could materially increase or decrease the value of the Group’s investment.

As a result of the completion of the TelevisaUnivision Transaction, the Group’s cash and cash equivalents increased by U.S.$3.2 billion including preliminary closing consideration adjustments, and the Group’s investment in common and preferred shares of TelevisaUnivision increased by U.S.$1.5 billion. In addition, during the first quarter of 2022, the Group recognized: (i) a preliminary consideration of U.S.$3.2 billion in cash, U.S.$750 million in Class A common stock of TelevisaUnivision, and U.S.$750 million in Series B participating preferred stock of TelevisaUnivision, with an annual cumulative dividend of 5.5%; (ii) a preliminary income from discontinued operations in the amount of Ps.54,765.4 million, net of income taxes; and (iii) an increase in the Group’s share in TelevisaUnivision from 35.5% to 44.6% on an as-converted basis (excluding unvested and/or unsettled stock, restricted stock units and options). The Group will present the results of its disposed businesses as discontinued operations for any period presented for comparative purposes and for the month ended January 31, 2022. These effects were partially offset in the Group’s consolidated statement of income by a reduction in the Group’s consolidated operating income resulting primarily from the disposal of the Group’s Content business segment.

Through December 31, 2021, the Group’s Content segment was reported as a reportable segment of continuing operations, as the disposal of this Group’s segment had not been concluded as of that date, and all required regulatory approvals sought in connection with the TelevisaUnivision Transaction have not been received by the parties in this transaction. The Group’s operating results of its disposed businesses through January 31, 2022, will be classified as discontinued operations, including the comparative information for prior corresponding periods.

In connection with the TelevisaUnivision Transaction described above, the Group has prepared the following unaudited pro forma revised condensed consolidated financial information related to its last audited consolidated statements of income for the years December 31, 2019, 2020 and 2021, as though the transaction had occurred on January 1, 2021 (the beginning of the most recently completed fiscal year), and its last audited consolidated statement of financial position as of December 31, 2021, as if the TelevisaUnivision Transaction had been completed on December 31, 2021, as presented below.

Grupo Televisa, S.A.B. and subsidiaries

Unaudited Pro Forma Revised Condensed Consolidated Statement of Income
For the year ended December 31, 2019
(In thousands of Mexican pesos, except per CPO amounts)
(Notes 1, 2 and 3)

	Historical Amounts (Audited)		Adjustments (Unaudited)		Revised Amounts (Unaudited)
Net sales	Ps.	101,757,181	Ps.	(31,123,070)	Ps.	70,634,111
Cost of sales		(59,067,362)		16,745,664		(42,321,698)
Selling expenses		(11,099,011)		1,472,275		(9,626,736)
Administrative expenses		(13,269,191)		1,547,765		(11,721,426)
Income before other expense		18,321,617		(11,357,366)		6,964,251
Other expense, net		(1,316,587)		676,374		(640,213)
Operating income		17,005,030		(10,680,992)		6,324,038
Finance expense		(11,275,198)		(25,733)		(11,300,931)
Finance income		2,464,403		(584,566)		1,879,837
Finance expense, net		(8,810,795)		(610,299)		(9,421,094)
Share of income of associates and joint ventures, net		581,023		–		581,023
Income (loss) before income taxes		8,775,258		(11,291,291)		(2,516,033)
Income tax (expense) benefit		(2,668,445)		3,676,998		1,008,553
Net income (loss) from continuing operations	Ps.	6,106,813	Ps.	(7,614,293)	Ps.	(1,507,480)
Basic earnings per CPO attributable to stockholders of the Company from continuing operations	Ps.	1.60	Ps.	-	Ps.	(1.03)
Diluted earnings (loss) per CPO attributable to stockholders of the Company from continuing operations	Ps.	1.53	Ps.	-	Ps.	(1.03)

The accompanying notes are part of these unaudited pro forma revised condensed consolidated financial statements.

Grupo Televisa, S.A.B. and subsidiaries

Unaudited Pro Forma Revised Condensed Consolidated Statement of Income
For the year ended December 31, 2020
(In thousands of Mexican pesos, except per CPO amounts)
(Notes 1, 2 and 3)

	Historical Amounts (Audited)		Adjustments (Unaudited)		Revised Amounts (Unaudited)
Net sales	Ps.	97,361,634	Ps.	(26,681,407)	Ps.	70,680,227
Cost of sales		(56,989,655)		12,885,277		(44,104,378)
Selling expenses		(10,366,582)		1,345,469		(9,021,113)
Administrative expenses		(12,713,657)		1,426,451		(11,287,206)
Income before other income		17,291,740		(11,024,210)		6,267,530
Other income, net		233,628		394,994		628,622
Operating income		17,525,368		(10,629,216)		6,896,152
Finance expense		(10,482,168)		(20,361)		(10,502,529)
Finance income		4,227,192		625,910		4,853,102
Finance expense, net		(6,254,976)		605,549		(5,649,427)
Share of loss of associates and joint ventures, net		(5,739,668)		–		(5,739,668)
Income (loss) before income taxes		5,530,724		(10,023,667)		(4,492,943)
Income taxes		(5,227,900)		4,649,592		(578,308)
Net income (loss) from continuing operations	Ps.	302,824	Ps.	(5,374,075)	Ps.	(5,071,251)
Basic loss per CPO attributable to stockholders of the Company from continuing operations	Ps.	(0.44)	Ps.	-	Ps.	(2.34)
Diluted loss per CPO attributable to stockholders of the Company from continuing operations	Ps.	(0.41)	Ps.	-	Ps.	(2.34)

The accompanying notes are part of these unaudited pro forma revised condensed consolidated financial statements.

Grupo Televisa, S.A.B. and subsidiaries

Unaudited Pro Forma Revised Condensed Consolidated Statement of Income
For the year ended December 31, 2021
(In thousands of Mexican pesos, except per CPO amounts)
(Notes 1, 2, 3 and 4)

	Historical Amounts (Audited)		Adjustments (Unaudited)		Revised Amounts (Unaudited)		Pro Forma Adjustments (Unaudited)		Note 4	Pro Forma Amounts (Unaudited)
Net sales	Ps.	103,521,823	Ps.	(29,606,391)	Ps.	73,915,432	Ps.	-		Ps.	73,915,432
Cost of sales		(59,561,521)		13,667,303		(45,894,218)		-			(45,894,218)
Selling expenses		(10,460,246)		1,716,911		(8,743,335)		-			(8,743,335)
Administrative expenses		(13,710,793)		1,838,457		(11,872,336)		479,365	(k)		(11,392,971)
Income before other income		19,789,263		(12,383,720)		7,405,543		479,365			7,884,908
Other income, net		2,388,008		1,503,702		3,891,710		-			3,891,710
Operating income		22,177,271		(10,880,018)		11,297,253		479,365			11,776,618
Finance expense		(12,368,807)		(109,232)		(12,478,039)		-			(12,478,039)
Finance income		620,222		(60,196)		560,026		-			560,026
Finance expense, net		(11,748,585)		(169,428)		(11,918,013)		-			(11,918,013)
Share of income of associates and joint ventures, net		3,671,877		(847)		3,671,030		4,106,839	(g), (h), (i)		7,777,869
Income before income taxes		14,100,563		(11,050,293)		3,050,270		4,586,204			7,636,474
Income tax (expense) benefit		(6,745,778)		6,314,629		(431,149)		1,509,133	(j)		1,077,984
Net income from continuing operations	Ps.	7,354,785	Ps.	(4,735,664)	Ps.	2,619,121	Ps.	6,095,337		Ps.	8,714,458
Basic earnings per CPO attributable to stockholders of the Company from continuing operations	Ps.	2.17	Ps.	-	Ps.	0.47	Ps.	-		Ps.	2.67
Diluted earnings per CPO attributable to stockholders of the Company from continuing operations	Ps.	2.01	Ps.	-	Ps.	0.44	Ps.	-		Ps.	2.49

The accompanying notes are part of these unaudited pro forma revised condensed consolidated financial statements.

Grupo Televisa, S.A.B. and subsidiaries

Unaudited Pro Forma Condensed Consolidated Statement of Financial Position

As of December 31, 2021

(In thousands of Mexican pesos)

(Notes 1, 2, 3 and 4)

	Historical Amounts (Audited)		Pro Forma Adjustments (Unaudited)		Note 4	Pro Forma Amounts (Unaudited)
ASSETS

Current assets:

Cash and cash equivalents	Ps.	25,828,215	Ps.	65,133,026	(a), (b), (c)	Ps.	90,961,241
Trade notes and accounts receivable, net		13,093,011		(3,273,017)	(a)		9,819,994
Other accounts and notes receivable, net		1,026,218		(202,401)	(a)		823,817
Income taxes receivable		7,261,999		(294,928)	(a)		6,967,071
Other recoverable taxes		9,417,978		(444,912)	(a)		8,973,066
Derivative financial instruments		127		–			127
Due from related parties		874,852		4,129,218	(a)		5,004,070
Transmission rights and programming		7,591,669		(7,141,714)	(a)		449,955
Inventories		2,212,859		(195,859)	(a)		2,017,000
Contract costs		1,782,723		–			1,782,723
Other current assets		4,169,299		(835,553)	(a)		3,333,746
Total current assets		73,258,950		56,873,860			130,132,810

Non-current assets:
Trade notes and accounts receivable, net of current portion		385,060		–			385,060
Derivative financial instruments		133,197		–			133,197
Transmission rights and programming		12,841,026		(11,883,833)	(a)		957,193
Investments in financial instruments		6,076,079		(1,607,969)	(a)		4,468,110
Investments in associates and joint ventures		26,704,235		30,649,192	(a), (g), (h) (i)		57,353,427
Property, plant and equipment, net		87,922,126		(2,569,697)	(a)		85,352,429
Right-of-use assets, net		7,604,567		(416,725)	(a)		7,187,842
Intangible assets and goodwill, net		42,255,881		(765,083)	(a), (d), (e)		41,490,798
Deferred income tax assets		33,173,148		(15,703,942)	(a), (d), (e)		17,469,206
Contract costs		3,215,591		–			3,215,591
Other assets		172,221		(9,286)	(a)		162,935
Total non-current assets		220,483,131		(2,307,343)			218,175,788
Total assets	Ps.	293,742,081	Ps.	54,566,517		Ps.	348,308,598

	Historical Amounts (Audited)		Pro Forma Adjustments (Unaudited)		Note 4	Pro Forma Amounts (Unaudited)
LIABILITIES

Current liabilities:
Current portion of long-term debt	Ps.	4,106,432	Ps.	–		Ps.	4,106,432
Interest payable		2,034,577		–			2,034,577
Current portion of lease liabilities		1,478,382		(136,781)	(a)		1,341,601
Derivative financial instruments		149,087		–			149,087
Trade accounts payable and accrued expenses		22,874,341		(5,849,917)	(a)		17,024,424
Customer deposits and advances		8,998,556		(6,211,587)	(a)		2,786,969
Income taxes payable		7,680,800		9,434,078	(a), (e)		17,114,878
Other taxes payable		4,416,960		(1,610,490)	(a)		2,806,470
Employee benefits		2,332,260		(1,096,684)	(a)		1,235,576
Due to related parties		82,070		–			82,070
Other current liabilities		2,516,057		(702,222)	(a)		1,813,835
Total current liabilities		56,669,522		(6,173,603)			50,495,919

Non-current liabilities:
Long-term debt, net of current portion		121,685,710		–			121,685,710
Lease liabilities, net of current portion		8,202,177		(256,363)	(a)		7,945,814
Derivative financial instruments		23,798		–			23,798
TelevisaUnivision advance		–		5,662,761	(d)		5,662,761
Income taxes payable		104,825		–			104,825
Deferred income tax liabilities		2,210,609		(47,316)	(a)		2,163,293
Post-employment benefits		1,913,680		(1,100,854)	(a)		812,826
Other long-term liabilities		6,407,696		(4,658,922)	(a)		1,748,774
Total non-current liabilities		140,548,495		(400,694)			140,147,801
Total liabilities		197,218,017		(6,574,297)			190,643,720

EQUITY		96,524,064		61,140,814	(e), (f)		157,664,878
Total liabilities and equity	Ps.	293,742,081	Ps.	54,566,517		Ps.	348,308,598

The accompanying notes are part of these unaudited pro forma condensed consolidated financial statements.

Grupo Televisa, S.A.B. and subsidiaries

Notes to Unaudited Pro Forma Revised Condensed Consolidated Financial Statements

For the years ended December 31, 2019, 2020 and 2021

(In thousands of Mexican pesos)

1.	Activities

Grupo Televisa, S.A.B. (the “Company”) is a publicly traded corporation (“Sociedad Anónima Bursátil” or “S.A.B.”), incorporated under the laws of Mexico. Pursuant to the terms of the Company’s bylaws (“Estatutos Sociales”), its corporate existence continues through 2106. The shares of the Company are listed and traded in the form of “Certificados de Participación Ordinarios”, or “CPOs,” on the Mexican Stock Exchange (“Bolsa Mexicana de Valores” or “BMV”) under the ticker symbol TLEVISA CPO, and in the form of Global Depositary Shares, or “GDSs,” on the New York Stock Exchange, or “NYSE,” under the ticker symbol TV. The Company’s principal executive offices are located at Av. Vasco de Quiroga No. 2000, Colonia Santa Fe, 01210, Mexico City, Mexico.

Grupo Televisa, S.A.B., together with its subsidiaries (collectively, the “Group”), is a major telecommunications corporation which owns and operates one of the most significant cable companies as well as a leading direct-to-home satellite pay television system in Mexico. The Group’s cable business offers integrated services, including video, high-speed data and voice services to residential and commercial customers as well as managed services to domestic and international carriers. The Group owns a majority interest in Sky, a leading direct-to-home satellite pay television system and broadband provider in Mexico, operating also in the Dominican Republic and Central America. The Group holds a number of concessions by the Mexican government that authorizes it to broadcast programming over television stations for the signals of TelevisaUnivision, Inc. (“TelevisaUnivision”), and the Group’s cable and DTH systems. In addition, the Group is the largest shareholder of TelevisaUnivision, a leading media company producing, creating, and distributing Spanish-speaking content through several broadcast channels in Mexico, the U.S. and over 60 countries through television networks, cable operators and over-the-top or “OTT” services. The Group also has interests in magazine publishing and distribution, professional sports and live entertainment, and gaming.

2.	Description of the TelevisaUnivision Transaction

On January 31, 2022, the Group consummated a transaction (the “TelevisaUnivision Transaction”) with Univision Holdings II, Inc. (“UH II,” and after that date, TelevisaUnivision) and other related parties, pursuant to which, among other things, the Group disposed its Content business (other than the main real estate associated with the production facilities and Mexican over-the air broadcast concessions and transmission infrastructure, as well as certain assets relating to its former news business which was transferred at closing to an entity controlled by Emilio Fernando Azcárraga Jean (the “News Company”) to UH II). After the closing of the TelevisaUnivision Transaction, news programs are owned by the News Company and licensed to TelevisaUnivision.

In consideration for the disposed of the Group’s Content business as referred to above, the Group received approximately U.S.$4.5 billion in a combination of cash (U.S.$3.0 billion) and U.S.$1.5 billion of common and preferred shares of TelevisaUnivision, excluding closing consideration adjustments.

As a result of the TelevisaUnivision Transaction, the Group owns an approximately 45% equity interest on an as-converted basis (excluding unvested and/or unsettled stock, restricted stock units and options) in TelevisaUnivision. The Group’s investment in TelevisaUnivision is currently held in the form of shares of common stock and convertible preferred stock. The value of the common stock and preferred stock of TelevisaUnivision, neither of which are publicly traded, will fluctuate and could materially increase or decrease in value.

3.	Basis of Presentation of Pro Forma Revised Condensed Consolidated Financial Statements

In accordance with IFRS 5 Non-current Assets Held for Sale and Discontinued Operations,  in order to give effect to the presentation of the disposed businesses as discontinued operations, the Company’s management has revised certain amounts in the audited consolidated financial statements of income of the Group for each of the years ended December 31, 2019, 2020 and 2021, and prepared unaudited pro forma revised condensed consolidated statements of income of the Group for those years, to reflect the Group’s continuing and discontinued operations in connection with the TelevisaUnivision Transaction concluded on January 31, 2022.

The revised amounts included in the unaudited pro forma revised condensed consolidated statements of income of the Group for the years ended December 31, 2019, 2020 and 2021, were determined by the Company by using the historical amounts derived from the audited consolidated financial statements of the Group for those years and recognizing related adjustments for continuing and discontinued operations of the Group, in accordance with IFRS Standards as issued by IASB.

The revised adjustments referred to above were prepared by the Company’s management to reflect (i) the Group’s continuing operations following the TelevisaUnivision Transaction concluded on January 31, 2022, comprised primarily of the Group’s Cable, Sky and Other Businesses segments; and (ii) the Group’s discontinued operations following the TelevisaUnivision Transaction in connection with the businesses disposed of by the Group on that date.

In accordance with Article 11 of Regulation S-X, the Company’s management has prepared unaudited pro forma condensed consolidated financial information of the Group as of December 31, 2021, and for the year then ended, as if the TelevisaUnivision Transaction closed by the Group and TelevisaUnivision (formerly known as UH II) on January 31, 2022, had closed on December 31, 2021 and January 1, 2021, respectively.

The pro forma amounts included in the unaudited pro forma condensed consolidated statement of financial position of the Group as of December 31, 2021, and the related unaudited pro forma revised condensed consolidated statement of income for the year ended December 31, 2021, were determined by the Company by using the historical amounts derived from the audited consolidated financial statements of the Group as of that date and for that year, and recognizing pro forma adjustments as if the TelevisaUnivision Transaction, which closed on January 31, 2022, had closed on December 31, 2021 and January 1, 2021, respectively, in accordance with IFRS Standards as issued by IASB.

The pro forma adjustments considered in the Group’s unaudited pro forma condensed consolidated financial information referred to above, are based on assumptions and estimates made by the Company’s management in accordance with information that is available. Changes in assumptions may have a significant impact on this pro forma condensed consolidated financial information in the period the assumptions changed. Management believes that the underlying assumptions are appropriate.

4.	Pro Forma Adjustments

The main pro forma adjustments are described as follows:

a. The disposition of the primary consolidated assets and liabilities of the Group’s Content business segment, the transfer of certain rights related to this business segment, the disposition of the Group’s assets and liabilities of its feature film production and distribution business, and the disposition of certain Group’s investments in associates and equity financial instruments, were accounted for in the Group’s unaudited pro forma condensed consolidated financial statement of financial position as of December 31, 2021 and its unaudited pro forma revised condensed consolidated financial statement of income for the year then ended, as if the disposition of all of these net assets had been carried out and completed on December 31, 2021 and January 1, 2021, respectively, based on the carrying amount of the Group’s consolidated net assets as of those dates.

b. The aggregate consideration received by the Group in connection with the disposition of the net assets, and the transfer of rights and intangible assets referred to above, was accounted for by the Group in its unaudited pro forma condensed consolidated statement of financial position as of December 31, 2021, and its unaudited pro forma revised condensed consolidated financial statement of income for the year ended then ended, as if this aggregate consideration had been received by the Group on December 31, 2021 and January 1, 2021, respectively. The aggregate consideration for the TelevisaUnivision Transaction includes cash in the amount of U.S.$3,222 million (Ps.66,052,650), including preliminary closing consideration adjustments, and common and preferred shares issued by TelevisaUnivision with an assumed fair value amount of U.S.$1,500 million. Additionally, as part of the TelevisaUnivision Transaction, the Group also received a consideration of Ps.940,000 for the transfer of rights of news content production to a related party other than TelevisaUnivision.

c. The consideration in cash received by the Group in connection with the TelevisaUnivision Transaction was classified as cash and cash equivalents denominated in U.S. dollars in the Group’s unaudited pro forma condensed consolidated statement of financial position as of December 31, 2021, as if such consideration had been received on January 1, 2021.

d. The aggregate consideration referred to above included an amount of U.S.$276.2 million (Ps.5,627,961) related to the right of use of the broadcasting television concessions for 20 years beginning in 2022. This amount was accounted in the line item TelevisaUnivision advance in the Group’s unaudited pro forma condensed consolidated statement of financial position as of December 31, 2021, as if the advance had been received on December 31, 2021, and it will be recognized by the Group as revenue in future years. A deferred income tax asset of Ps.1,652,942 was accounted for in the Group’s unaudited pro forma condensed consolidated statement of financial position as of December 31, 2021.

e. The pro forma deferred income tax assets and income tax payable entry on the pro forma condensed consolidated statement of financial position as of December 31, 2021 is comprised primarily of a deferred tax asset in the amount of Ps.15,703,942, related to deferred revenue in connection with the TelevisaUnivision advance, and income tax payable related to the gain on disposition of discontinued operations.

f. The gain that would have resulted from the TelevisaUnivision Transaction, net of related income taxes, would have been recorded for an amount of Ps.51,020,877, and is presented as an adjustment to retained earnings in the Group’s unaudited pro forma condensed consolidated statement of financial position as of December 31, 2021.

g. In connection with the common shares and preferred shares issued by TelevisaUnivision to the Group as consideration for the TelevisaUnivision Transaction, the Group’s share in the capital of TelevisaUnivision increased from 35.5% to 44.6% on an as-converted basis (excluding unvested and/or unsettled stock, restricted stock units and options). Therefore, the Group accounted for as a pro forma adjustment in its unaudited pro forma revised condensed consolidated financial statement of income for the year ended December 31, 2021, an additional 9.1% share of income of TelevisaUnivision for the year ended December 31, 2021. Pro forma equity pickup has been adjusted to include the portion of income from discontinued operations that will be retained through the equity and earnings of TelevisaUnivision.

h. The consideration for the common and preferred shares issued by TelevisaUnivision and received by the Group as part of the TelevisaUnivision Transaction, included an amount of U.S.$750 million (Ps.15,377,325) related to common shares issued by TelevisaUnivision, and U.S.$750 million (Ps.15,377,325) related to preferred shares issued by TelevisaUnivision with an annual dividend of 5.5%, payable on a quarterly basis, which increased the Group’s investment in shares of TelevisaUnivision in the unaudited pro forma condensed consolidated statement of financial position as of December 31, 2021. The Group recognized a preferred dividend in cash in the amount of U.S.$41.2 million (Ps.840,207) in share of income of associates and join ventures in the unaudited pro forma revised consolidated statement of income for the year ended December 31, 2021. The common and preferred shares issued by TelevisaUnivision were classified under applicable IFRS Standards as investments in associates in the Group’s pro forma condensed consolidated statement of financial position as of December 31, 2021, as if such investments had been made by the Group on December 31, 2021.

i. The consideration received by the Group in the form of preferred shares issued by TelevisaUnivision, which have an annual dividend of 5.5%, and are convertible in common shares of TelevisaUnivision, were considered for determining the Group’s share in the capital of TelevisaUnivision because they have features similar to common shares of TelevisaUnivision in accordance with the guidelines of applicable IFRS Standards. The Group recognized a preferred dividend in cash in the amount of U.S.$41.2 million (Ps.840,207) in share of income of associates and join venture in the unaudited pro forma revised condensed consolidated statement of income for the year ended December 31, 2021. The annual dividend of 5.5% on the U.S.$750 million fair value of these preferred shares, was recognized as part of the share in income of TelevisaUnivision in the Group’s unaudited pro forma revised condensed consolidated statement of income for the year ended December 31, 2021, as if the TelevisaUnivision Transaction had closed on January 1, 2021. These preferred shares were classified as investments in associates in the Group’s unaudited pro forma condensed consolidated statement of financial position as of December 31, 2021.

j. The pro forma tax entry on the unaudited pro forma revised condensed consolidated statement of income for the year ended December 31, 2021, in the amount of Ps. 1,509,133, is related to the deferred income tax benefit of Ps.1,652,942, resulting of the TelevisaUnivision advance, which was offset by the income tax expense attributed to the pro forma income tax base adjustments for such period. The pro forma adjustments related to the income tax for taxable or deductible results recognized in the Group’s unaudited pro forma revised condensed consolidated statement of income for the year ended December 31, 2021, were accounted for by using an income tax rate of 30%, which was the rate applicable in 2021 in accordance with the Mexican Income Tax Law. The Group’s historical amounts in its unaudited pro forma revised condensed consolidated statements of income for the years ended December 31, 2021, 2020 and 2019, include an effective income tax rate for the results of operations as applicable to those historical figures.

k. The pro forma adjustment reflects the presentation of certain commercial agreements that include certain new lease contracts directly attributable to the sale of the discontinued operations and representative of a change in a cost-sharing arrangement.